SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-50275

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BCB Community Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

BCB Community Bank 401(k) Plan Financial Statements and Supplementary Schedule - Modified Cash Basis December 31, 2016 and 2015

BCB Community Bank 401(k) Plan
Table of Contents
December 31, 2016 and 2015

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements - Modified Cash Basis
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplementary Schedule - Modified Cash Basis
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	12

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2016 and 2015
Report of Independent Registered Public Accounting Firm
Employee Benefits Committee and Participants
 BCB Community Bank 401(k) Plan
We have audited the accompanying statement of net assets available for benefits – modified cash basis of the BCB Community Bank 401(k) Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits – modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Baker Tilly Virchow Krause, LLP
Iselin, New Jersey
June 27, 2017

BCB Community Bank 401(k) Plan
Statement of Net Assets Available for Benefits - Modified Cash Basis
December 31, 2016 and 2015
	2016	2015

Assets

Investments, at fair value	$6,430,167	$5,403,437
Investments, at contract value	259,178	291,474

Total investments	6,689,345	5,694,911

Notes receivable from participants	295,022	308,637

Total assets	6,984,367	6,003,548

Liabilities	-	-

Net assets available for benefits	$6,984,367	$6,003,548

See notes to financial statements.

BCB Community Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2016 and 2015

	2016	2015

Additions to Net Assets Attributed to
Investment Income (loss):
Interest and dividends	$41,000	$342,877
Net appreciation (depreciation) in fair value of investments	657,510	(438,198)

Total investment income (loss)	698,510	(95,321)

Interest income on notes receivable from participants	10,040	9,529

Contributions:
Participant contributions	810,862	712,932
Employer contributions	411,181	334,766
Rollovers	40,770	129,398

Total contributions	1,262,813	1,177,096

Total additions	1,971,363	1,091,304

Deductions from Net Assets Attributed to
Benefits paid to participants	985,044	822,757
Administrative expenses	5,500	2,924

Total deductions	990,544	825,681

Net increase in net assets available for benefits	980,819	265,623

Net Assets Available for Benefits
Beginning of year	6,003,548	5,737,925

End of year	$6,984,367	$6,003,548

See notes to financial statements.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2016 and 2015
1.	Description of the Plan
The following brief description of the provisions of the BCB Community Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.
General
The Plan is a defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the Plan following the completion of one year of service, as defined by the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Effective December 28, 2015, the Plan changed trustee services from Mass Mutual to Voya.
Plan Sponsor
BCB Bancorp, Inc. (the "Company") is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.
Participant Contributions
Participants may elect to contribute from 1% to 100% of their pretax compensation, in increments of 1% each Plan year. Participant contributions were limited to $18,000 in 2016 and 2015. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions of $6,000 in 2016 and 2015. Participants may also make rollover contributions to the Plan.
Employer Contributions
BCB Community Bank (the "Bank") provides a safe harbor matching contribution to meet certain nondiscrimination requirements. The safe harbor contribution matches employee contributions that do not exceed 3% of compensation for the Plan year plus another 50% of elective deferrals that exceed 3% of compensation for the Plan year, but do not exceed 5% of compensation. The Company may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution, certain requirements, which are stated in the Plan document, must be satisfied. There were no profit sharing contributions made to the Plan in 2016 and 2015.
Participant Accounts
All contributions are directed by the participant into various investment options offered by the Plan. Each participant's account is credited with the participant's contributions and the Bank's matching contribution and an allocation of the Bank's profit sharing contribution (if applicable) and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant's account. The value of participation accounts will fluctuate with the market values of the securities in which the accounts are invested.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2016 and 2015
Vesting

A participant has at all times, a vested and nonforfeitable right to the entire balance in his or her contribution and rollover contribution accounts. Each participant attains a vested and nonforfeitable right in the Bank's profit sharing contributions according to the following schedule.
Years of Service	Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Vesting in the Bank's safe harbor and any qualified matching contributions is 100% at the time the contribution is made.
A participant becomes 100% vested in profit sharing contributions upon death or disability.
Plan Sponsor Stock
Participants may invest in common stock of BCB Bancorp, Inc. (the "Stock") through a common stock fund.
Benefit Distributions
On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participants' account and bear interest at the rate designated by the Plan Administrator. Interest rates range from 3.25% to 8.00% as of December 31, 2016 and 2015.  Terms range from one to five years or greater if used for the purchase of a principal residence.
Forfeitures
Forfeited balances of terminated participating non-vested accounts may be used to reduce future Bank contributions to the Plan. At December 31, 2016 and 2015 forfeited amounts were $0. No forfeitures were used to reduce bank contributions in 2016 and 2015, respectively.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2016 and 2015
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements are prepared on the modified cash basis of accounting. The investments are presented at fair value. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA and is a comprehensive basis of accounting other than GAAP in the United States of America. Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.  The assets of the Plan are subject to market fluctuations which could affect balances available for benefits.
Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.
Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Fees
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.
Notes Receivable from Participants
Notes receivable from participants are valued at their outstanding principal balance.
Use of Estimates
The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the fair value of the Plan's assets. Actual results could differ from those estimates.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2016 and 2015

Benefit Payments
Benefit payments are recorded upon distribution.
Administrative Expenses
The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain on investments.
      Reclassifications
      Certain 2015 amounts have been reclassified to conform to current year presentation.
3.	Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as set forth in the Plan document.
4.	Related Party and Party-in-Interest Transactions
The Plan also owns shares of the common stock of the Company. The Plan permits that Bank matching contributions may be used to purchase common stock of the Company, and participants may also elect to invest in the Stock. These transactions qualify as related party and party-in-interest transactions. Total purchases related to the Stock at market value for 2016 and 2015 were approximately $169,000 and $197,000, respectively. Total sales related to the Stock at market value for 2016 and 2015 were approximately $74,000 and $68,000, respectively. No shares were released in connection with the payment of benefits in 2016 and 2015.
Through December 27, 2015, the Plan's investments were managed by MassMutual, the prior trustee.  Effective December 28, 2015, the Plan's investments are managed by Voya, the current trustee. These transactions qualify as party-in-interest transactions.  Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statement of changes in net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Bank.
Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

5.	Fair Value Measurements
The Plan adopted the guidance on fair value measurements. The guidance establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The trustees invest funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants.
Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2016 and 2015.
The fair value of the common stock fund is valued at the closing price reported on the active market on which the individual securities are traded adjusted to unitized value to reflect the cash component within the fund.
Pooled separate accounts are valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. As of December 31, 2016 and 2015, pooled separate accounts are held by Voya are valued at their "accumulation unit value" (AUV). These are valued daily as the number of accumulation units held multiplied by the AUV. The AUV is determined daily based on the net asset value of shares of the underlying fund, the fund's dividends and the contract's separate account charges.
Due to the nature of the pooled separate accounts discussed above, there are no unfunded commitments or redemption restrictions.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2016 and 2015

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2016 and 2015:
Assets at Fair Value as of December 31, 2016
Level 1	Level 2	Level 3	Total

Pooled separate accounts	$-	$5,330,092	$-	$5,330,092
Company common stock fund	-	1,100,075	-	1,100,075

Investments at fair valuel	$-	$6,430,167	$-	$6,430,167

Assets at Fair Value as of December 31, 2015
Level 1	Level 2	Level 3	Total

Pooled separate accounts	$-	$4,640,495	$-	$4,640,167
Company common stock fund	-	762,942	-	762,942

Investments at fair value	$-	$5,403,437	$-	$5,403,437

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2016 and 2015
6. Guaranteed Annuity Contract with Voya
The Plan offers the option to invest in a guaranteed annuity contract with Voya who maintains  the contributions in a general account. The contract is considered fully benefit-responsive and is reported at contract value. Contract value, as reported to the Plan by Voya, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Voya is contractually obligated to repay the principal and interest at the specified interest rate  that is guaranteed to the Plan. The crediting rate is based on a formula established by Voya but may not be less than 3%. The average yield based on actual interest credited to participants was 3% in 2016 and 2015. The crediting rate to participants was 3% at December 31, 2016 and 2015.
The Plan's ability to receive amounts due in accordance with the contract is dependent on Voya's ability to meet its financial obligations. Voya's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with Voya. These events may be different under each contract. Examples of such events include the following:
1. The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code
2. Premature termination of the contract
3. Plan termination or merger
4. Changes to the Plan's prohibition on competing investment options
5. Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with Voya and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow Voya to terminate the contract with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events may include the following:
1. An uncured violation of the Plan's investment guidelines
2. A breach of material obligation under the contract
3. A material misrepresentation
4. An amendment to the agreement without the consent of Voya.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2016 and 2015
7.	Risk and Uncertainties
The Plan offers investment options in various investment securities, including the Company common stock fund, pooled separate accounts and a guaranteed annuity contract which are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
As of December 31, 2016, the Plan had investments of $ 3,012,266 concentrated in 3 funds and as of December 31, 2015, the Plan had investments of $2,610,717 concentrated in 3 funds.

8.	Income Tax Status of the Plan
The Internal Revenue Service has issued a favorable determination letter dated March 31, 2014, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.
The Plan is subject to examination by taxing authorities, however, there are currently no examinations for any periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

BCB Community Bank 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-3760320 Plan Number: 001
December 31, 2016
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Current Value (e)
*	Common stock fund	BCB Bancorp, Inc. common stock	N/A	$ 1,100,075
*	Pooled separate account	Vanguard Mid Cap Index	N/A	14,087
*	Pooled separate account	Vanguard Small- Cap Index	N/A	78,470
*	Pooled separate account	American Funds EuroPacific	N/A	70,584
*	Pooled separate account	American Funds Growth Fund	N/A	801,788
*	Pooled separate account	American Funds New Perspective	N/A	52,011
*	Pooled separate account	American Funds Cap income Bld	N/A	79,193
*	Pooled separate account	DFA US Targeted VI Port Ins	N/A	228,148
*	Pooled separate account	Pimco Real Return	N/A	59,066
*	Pooled separate account	Voya Index Solution 2035	N/A	100,874
*	Pooled separate account	Voya Index Solution 2040	N/A	171,872
*	Pooled separate account	Voya Index Solution Inc	N/A	94,425
*	Pooled separate account	JP Morgan Equity Income	N/A	453,209
*	Pooled separate account	Nueberg Berm MdCap Grw Fund	N/A	257,992
*	Pooled separate account	Legg Mason BW Gl Op Bond	N/A	91,343
*	Pooled separate account	Voya Intermediate Bond Fund	N/A	203,333
*	Pooled separate account	Prudential High Yield Fund	N/A	61,242
*	Pooled separate account	Victory Sycmr Est VI Fd	N/A	147,647
*	Pooled separate account	Vanguard Em Mkts Stk Ind Fd Adm	N/A	27,309
*	Pooled separate account	Vya Corp Ld 100 Fd	N/A	1,110,403
*	Pooled separate account	Voya Index Solution 2020	N/A	94,698
*	Pooled separate account	Vanguard Total Intl Stk Index	N/A	14,230
*	Pooled separate account	ClBrg Aggr Growth Fund	N/A	30,238
*	Pooled separate account	Vanguard Totl Stck Mkt Index Fd Adm	N/A	19,218
*	Pooled separate account	American Funds Wash Mtual	N/A	36,627
*	Pooled separate account	Voya Index Solution 2045	N/A	9,359
*	Pooled separate account	Voya Index Solution 2050	N/A	3,458
*	Pooled separate account	Voya Index Solution 2055	N/A	11,294
*	Pooled separate account	Voya Index Solution 2060	N/A	440.7
*	Pooled separate account	Eagle Small Cap Growth Fund	N/A	16,801
*	Pooled separate account	Voya Global Real Estate Fund	N/A	455
*	Pooled separate account	Loomis Sayles Bond Fund	N/A	5,743
*	Pooled separate account	Voya Govt Money Mkt Fnd A	N/A	3,597
*	Pooled separate account	Pimco Commodity Rl Rtn	N/A	253
*	Pooled separate account	Voya Index Solution 2025	N/A	229,089
*	Pooled separate account	Voya Index Solution 2030	N/A	146,884
*	Pooled separate account	Vanguard Balanced Index Fnd Adm	N/A	604,713
*	Guaranteed Annuity Contract	Voya Fixed Account	N/A	259,178
*	Participant Loans	Participant loans 3.25% to 8.00%		295,022
*	A party-in-interest as defined by ERISA.
N/A	Participant directed not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB Community Bank 401(k) Plan
Date: June 28, 2017	By:	/s/ Thomas P. Keating
Name: Thomas P. Keating
Title: Chief Financial Officer